UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Financial Statements and Exhibits

Exhibits.

Number
99.1	Notice of Annual General Meeting of Shareholders and Management Information Circular dated November 30, 2023
99.2	Form of Proxy
99.3	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2023

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

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